Exhibit 4.22

Spousal Consent

The undersigned, Xiaolei WU, a People’s Republic of China (“China” or the “PRC”) citizen with PRC Identification Card No.: *****, is the lawful spouse of Peihong CHEN, a PRC citizen with PRC Identification Card No.: *****. I hereby unconditionally and irrevocably agree to the execution of the following documents (hereinafter referred to as the “Transaction Documents”) by Peihong CHEN on January 19, 2022, and the disposal of the equity interests of Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya”) held by Peihong CHEN and registered in his name according to the following documents:

(1)	The Amended and Restated Equity Interest Pledge Agreement entered into with Hangzhou Tuya Information Technology Co., Ltd. (hereinafter referred to as the “WFOE”) and Hangzhou Tuya;
(2)	The Amended and Restated Exclusive Option Agreement entered into with the WFOE and Hangzhou Tuya; and
(3)	The Power of Attorney executed by Peihong CHEN.

I hereby confirm and agree that the equity interests of Hangzhou Tuya held and to be held by Peihong CHEN are his personal property and do not constitute the marital assets of me and Peihong CHEN, and I unconditionally and irrevocably undertake to waive any rights or interests in these assets that may be granted to me by any applicable laws, and do not make any claim in respect of these assets, including but not limited to claiming that the abovementioned interests as the marital assets of me and Peihong CHEN or requesting to participate in the operation and management of Hangzhou Tuya. I further confirm that Peihong CHEN is entitled to perform the Transaction Documents and further amend or terminate the Transaction Documents without the authorization or consent from me.

I hereby undertake to execute all necessary documents and take all necessary actions to ensure appropriate performance of the Transaction Documents (as may be amended from time to time).

I hereby agree and undertake that if I obtain any equity interests of Hangzhou Tuya which are held by Peihong CHEN for any reasons, I shall be bound by the Transaction Documents and the Amended and Restated Exclusive Business Cooperation Agreement entered into between the WFOE and Hangzhou Tuya as of January 19, 2022 (the “Exclusive Business Cooperation Agreement”) (as may be amended from time to time) and comply with the obligations thereunder as a shareholder of Hangzhou Tuya. For this purpose, upon the WFOE’s request, I shall sign a series of written documents in substantially the same format and content as the Transaction Documents and the Exclusive Business Cooperation Agreement (as may be amended from time to time).

I hereby further confirm, undertake and warrant that in the event of death, bankruptcy, incapacity, divorce of Peihong CHEN, or any circumstance that may affect the exercise of his shareholder' rights in Hangzhou Tuya, I and my heirs or other persons who may claim rights or interests in the equity interest in Hangzhou Tuya held by Peihong CHEN will not, under any circumstances and in any way, take any action that may affect or hinder the obligations of Peihong CHEN under the Transaction Documents and the Exclusive Business Cooperation Agreement (as may be amended from time to time).

The undertakings, confirmations, consents and authorizations given by me in this consent letter shall remain in force until terminated by the written confirmation of the WFOE. Matters not covered in this consent letter, including but not limited to applicable laws, dispute resolution, shall be subject to and interpreted in accordance with the relevant provisions in the Transaction Documents.

Hereby Confirm.

/s/ Xiaolei WU

Date:	January 19, 2022